UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

James A. Konrath

Chief Executive Officer and Chairman of the Board

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Aileen C. Meehan

David M. Smith

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2007, as amended on July 3, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Accredited Home Lenders Holding Co., a Delaware corporation (“Accredited”), relating to the offer by LSF5 Accredited Merger Co., Inc. (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Accredited, at $15.10 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Extension of the Expiration Period

On July 17, 2007, Parent issued a press release announcing that Offeror had extended the expiration date for the Offer until July 31, 2007. A copy of the press release is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by the addition of the following paragraph at the end of the “Certain Litigation” section:

In the Wan matter, the plaintiff has filed a motion for a preliminary injunction. A hearing on that motion is scheduled for August 24, 2007. At the court’s request, Accredited and the individual defendants have agreed not to close the transaction prior to resolution of the motion.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Parent, dated July 17, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 17, 2007	Accredited Home Lenders Holding Co.

	By:	/s/ James A. Konrath
Name: James A. Konrath Title: Chief Executive Officer July 17, 2007